SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006 (Report No. 2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, and its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005.

Press Release

For Immediate Release

OTI Acquires InSeal SAS to Enhance Support of Contactless Payments Market

InSeal SAS Provides Contactless Operating System for Payment Applications

Fort Lee, NJ – May 16, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), today announced that it acquired 100% of InSeal SAS share capital for an aggregate of 243,800 of its ordinary shares and 180,000 warrants. The warrants, which have a nominal exercise price, become exercisable in four equal annual installments. This acquisition is in furtherance of its strategy to become the world’s leading provider of contactless microprocessor-based smart card solutions for payments, homeland security, and other applications. The transaction will expand OTI’s presence in the growing contactless industry as well as strengthening its technological team and broadening its intellectual property base. InSeal’s revenues for 2005, the first year in which their product was sold, were approximately $560,000 with about breakeven operating results. InSeal’s revenues, which are expected to grow rapidly, are derived mainly from licensing and engineering fees.

InSeal SAS is a Marseille, France based company currently providing an operating system for contactless applications to a variety of customers in the payments market. InSeal’s JayCOS® is currently in use in contactless payments programs in the US.

Commenting on the transaction, Oded Bashan, Chairman, President and CEO, said “InSeal is an excellent fit with OTI. InSeal’s operating system is complementary to our hardware, software and operating system offering, which will enable us to support InSeal’s channel partners with a full solution. It will expand our presence in the contactless payments market and our solutions portfolio. We believe that together we will be able to increase our combined market share in the rapidly growing contactless market.”

Fabien Franceschini, CEO of InSeal SAS added, “We are proud to become a part of OTI, the leader in the contactless market. By joining OTI group, InSeal will be able to offer to its customers and partners a more complete product offering for their success in the contactless market.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements including statements as to what we anticipate and expect and statements with regard to increase in our products and services portfolio to the contactless payments industry as well as statements with regard to strengthening our technology team and broadening our intellectual property. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to incorporate InSeal’s, products, services and technology, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 16, 2006